October 9, 2018

VIA EDGAR

Mr. David Lin Staff Attorney Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	LM Funding America, Inc. Registration Statement on Form S-1 Filed September 5, 2018 No. 333-227203

Dear Mr. Lin:

On behalf of LM Funding America, Inc. (the “Company”), we are transmitting the following responses to the Staff’s letter dated October 1, 2018 containing the Staff’s comments regarding the Registration Statement on Form S-1 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “Commission”) on September 5, 2018.  Simultaneous herewith, the Company is filing an amended Registration Statement.  For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Registration Statement on Form S-1
Cover Page

1.We note your disclosure on the cover page that:

•	there is no established public trading market for the common warrants or the pre-funded warrants and you do not expect a market to develop; and
•	you do not intend to apply for listing of the common warrants or the pre-funded warrants on any national securities exchange or other trading market.

However, we note your second risk factor on page 14 headed "The market price and trading volume of our units, shares of common stock and warrants may be volatile . . . ,"

which appears to suggest that a market for your units or warrants will develop. Please advise or revise, as applicable.

RESPONSE: Please be advised that the Company has revised the risk factor described above to refer only to the market for the Company’s common stock, as the units and warrants being offered in this offering do not have a trading market.

Prospectus Summary

Recent Developments, page 2

2.We note your disclosure that while ESOUSA has consented to the filing of this registration statement, you anticipate that completion of this offering will require you to obtain further waivers or consents from ESOUSA. Please briefly describe the nature of any such waivers or consents and the status thereof.

RESPONSE:  Please be advised that the Company has, subsequent to the initial filing of the Registration Statement, repaid its note to ESOUSA and terminated its Common Stock Purchase Agreement with ESOUSA, and, accordingly, the Company is no longer required to obtain any consent or waiver from ESOUSA in order to proceed with the offering.  The language referenced by the Staff in this comment has been revised to reflect this development.

Description of Securities We Are Offering, page 23

3.In the paragraphs where you discuss exercisability of pre-funded warrants and common warrants, we note that the terms of the warrants restrict holders from exercising any portion of a warrant to the extent they would own more than 4.99% of the outstanding common stock after exercise, unless they provide you with 61 days' prior notice, in which case this limit may be increased to up to 9.99%. Please clarify whether this notice and increase is entirely at the election of the holder, or whether the company has any ability to approve or reject this increase.

RESPONSE: Please be advised that the Company has updated the disclosure on page 23 to clarify that only the holder may elect to have its ownership limit increased to 9.99%.

General

4.Please show us your calculations supporting the “Proposed Maximum Aggregate Offering Price” disclosed in the fee table. In this regard, please also tell us what consideration you gave to the guidance in the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretations Questions 240.05 and 240.06 available on the Commission’s website.

RESPONSE: In light of the Staff’s Comment regarding Compliance and Disclosure Interpretations Questions 240.05 and 240.06, the Company has revised the fee table to reflect a registration fee that is based upon both the offering of the units and the aggregate exercise price of the shares of common stock underlying the warrants that form a part of the units.  The revised fee table shows the calculations supporting the “Proposed Maximum Aggregate Offering Price” disclosed in the fee table.  In addition, the Company has noted in the fee table the Company’s reliance on the Staff’s guidance in the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretations Question 240.06 with respect to the calculation of the registration fee based on the exercise price of the warrants.  We also note that the Company has increased the size of the offering by 15%, which is also reflected in the revised fee table.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely

Enclosure